Man-AHL 130, LLC
Registration No. 333-126172
Filed Pursuant to Rule 424(b)(3)
As of June 30, 2009

Man Group
Assets under managemnet	$43.3 billion
Number of employees	1,600
Number of countries	14
Market cap	$7.8 billion

AHL
Assets under managemnet (As of March 31, 2009)	$20.4 billion

AHL Diversified Program sector allocations
Currencies	23.1%
Bonds	19.2%
Stock indices	17.1%
Energy	16.7%
Metals	9.3%
Interest rates	9.0%
Agriculturals	5.5%

	AHL Diversified Program	U.S. stocks	U.S. bonds
Total Return	252.2%	1.3%	88.6%
Annualized Return	11.8%	0.1%	5.8%
Annualized Volatility	16.5%	16.5%	3.7%
Sharpe Ratio	0.54	N/A	0.54
Worst Drawdown	-18.0%	-50.9%	-3.8%
Drawdown Start	Oct-01	Oct-07	Mar-08
Drawdown Trough	Apr-02	N/A	Oct-08
Drawdown Recovery (months)	3	N/A	2

	AHL Diversified Program	U.S. stocks	U.S. bonds
Average (mean) return during U.S stocks positive quarters	0.6%	6.6%	0.9%
Average (mean) return during U.S stocks negative quarters	6.8%	-7.9%	2.2%
Average (mean) return during U.S. bonds positive quarters	4.3%	-0.3%	2.2%
Average (mean) return during U.S. bonds negative quarters	0.1%	2.6%	-0.7%
Average (mean) return during all quarters	3.2%	0.4%	1.4%

12 month rolling returns	AHL Diversified Program	U.S. stocks
Total months	124	124
Up months	104	76
Down months	20	48
Percentage months profitable	83.9%	61.3%
Percentage months loss	16.1%	38.7%
Average returns	12.8%	1.9%
High return	50.3%	39.8%
Low return	-7.7%	-43.3%
Median	12.5%	8.3%
Average positive return	15.9%	14.6%
Average negative return	-3.2%	-18.3%

3 year cummulative rolling returns	AHL Diversified Program	U.S. stocks
Total months	100	100
Up months	100	60
Down months	0	40
Percentage months profitable	100.0%	60.0%
Percentage months loss	0.0%	40.0%
Average returns	43.5%	7.6%
High return	82.9%	61.1%
Low return	10.9%	-40.9%
Median	42.1%	9.7%
Average positive return	43.5%	27.5%
Average negative return	n/a	-22.3%

5 year cummulative rolling returns	AHL Diversified Program	U.S. stocks
Total months	76	76
Up months	76	39
Down months	0	37
Percentage months profitable	100.0%	51.3%
Percentage months loss	0.0%	48.7%
Average returns	80.1%	16.0%
High return	125.6%	105.1%
Low return	44.0%	-29.1%
Median	77.5%	1.6%
Average positive return	80.1%	40.6%
Average negative return	n/a	-9.9%

AHL Diversified Program	Illustrative traditional portfolio	Illustrative enhanced portfolio
Total Return	32.3%	49.5%
Annualized return	2.5%	3.6%
Annualized Volatility	9.9%	8.6%
$100,000 would have grown to	$132,325	$149,464

	AHL Diversified Program	U.S. stocks	U.S. bonds
Annualized return 1year	-6.8%	-26.2%	6.0%
Annualized return 5 years	11.0%	-2.2%	5.0%
Annualized return since inception	11.8%	0.1%	5.8%

	Man AHL 130, LLC Class A - Series 1	U.S. stocks	U.S. bonds
Total Return	9.2%	-35.9%	13.6%
Annualized Return	4.5%	-19.9%	6.6%
Annualized Volatility	17.0%	22.0%	4.6%
Sharpe Ratio	0.17	N/A	0.78
Worst Drawdown	-14.0%	-50.9%	3.8%
Drawdown Start	Jun-08	Oct-07	Mar-08
Drawdown Trough	Sep-08	Present	Oct-08
Drawdown Recovery (months)	3	N/A	2

Man-AHL 130 Class A - Series 1	Monthly return	Calendar year
31-Jul-07	-2.6%
31-Aug-07	-5.3%
30-Sep-07	7.7%
31-Oct-07	6.0%
30-Nov-07	0.1%
31-Dec-07	-0.3%	5.0%
31-Jan-08	4.4%
29-Feb-08	7.3%
31-Mar-08	-0.2%
30-Apr-08	-1.6%
31-May-08	4.4%
30-Jun-08	1.4%
31-Jul-08	-8.0%
31-Aug-08	-4.4%
30-Sep-08	-2.3%
31-Oct-08	10.9%
30-Nov-08	4.3%
31-Dec-08	3.5%	19.9%
31-Jan-09	-1.0%
28-Feb-09	-0.8%
31-Mar-09	-5.3%	-7.0%
30-Apr-09	-4.60%
31-May-09	3.5%
30-Jun-09	-5.6%	-13.3%

Man-AHL 130 Class A - Series 2	Monthly return	Calendar year
30-Apr-07	4.6%
31-May-07	4.0%
30-Jun-07	3.3%
31-Jul-07	-2.5%

Man-AHL 130 Class A - Series 2	Monthly return	Calendar year
31-Aug-07	-5.2%
30-Sep-07	7.8%
31-Oct-07	6.1%
30-Nov-07	0.2%
31-Dec-07	-0.2%	18.7%
31-Jan-08	4.5%
29-Feb-08	7.4%
31-Mar-08	-0.1%
30-Apr-08	-1.5%
31-May-08	4.6%
30-Jun-08	1.5%
31-Jul-08	-7.9%
31-Aug-08	-4.3%
30-Sep-08	-2.2%
31-Oct-08	11.0%
30-Nov-08	4.4%
31-Dec-08	3.6%	-21.4%
31-Jan-09	-0.9%
28-Feb-09	-0.7%
31-Mar-09	-5.2%	-6.7%
30-Apr-09	-4.5%
31-May-09	3.6%
30-Jun-09	-5.5%	-12.7

Man-Glenwood portfolio style allocations
Commodity & Macro	25.2%
Distressed & Credit	14.7%
Equity Hedge	19.2%
Event Driven	18.2%
Relative Value	7.5%
Variable Equity	9.1%
Cash & Equivalents	6.6%

	Man-Glenwood Lexington, LLC	U.S. stocks	U.S. bonds
Total Return	226.8%	190.4%	174.8%
Annualised Return	7.4%	6.7%	6.3%
Annualised Volatility	5.4%	15.1%	3.8%
Sharpe Ratio	0.60	0.23	0.54
Worst Drawdown	-18.1%	-50.9%	-5.2%
Drawdown Start	Oct-07	Oct-07	Jan-94
Drawdown Trough	Present	Present	Jun-94
Drawdown Recovery (months)	N/A	N/A	8

	Man-Glenwood Lexington, LLC	U.S. stocks	U.S. bonds
Annualized return 1year	-12.9%	-26.2%	6.0%
Annualized return 5 years	0.5%	-2.2%	5.0%
Annualized return since inception	7.4%	6.7%	6.3%

Correlation	Man AHL 130, LLC Class A Series 1	AHL Diversified Program	Man-Glenwood	U.S. stocks	U.S bonds
U.S bonds	-0.05	-0.11	0.25	0.37	1.00
U.S. stocks	-0.35	-0.39	0.42	1.00
Man-Glenwood	0.22	0.12	1.00
AHL Diversified Program	0.99	1.00
Man AHL 130, LLC Class A Series 1	1.00
Man-Glenwood Portfolio’s style allocations
Investment Strategies
Investment strategies pursued by Hedge Funds selected for the Portfolio Company involve a wide range of investment techniques. The following general descriptions summarize certain investment strategies that may be pursued by Hedge Funds selected by the Adviser for the Portfolio Company. These descriptions are not intended to be complete explanations of the strategies described or a list of all possible investment strategies or methods that may be used by the Hedge Fund Managers.
Equity Hedge. Equity hedge is characterized by managers investing in equity markets who run portfolios either on a highly hedged basis or by shifts in gross and net exposures over time as market conditions change. Certain managers may also position their portfolios as either purely net-long or net-short.

The managers that are selected in this sector must be highly skilled with respect to security selection, but also possess strong portfolio management skills in order to reduce or mitigate the impact of sector, style or other systematic factors on returns. These managers typically use low to moderate leverage in terms of gross exposure, and tend to focus on highly liquid markets.
Risks for managers who have low net exposure are often characterized by periods of underperformance in highly direction and momentum-driven markets.
Risks for managers who have high or variable net exposure can be unexpected and rapid directional shifts in the markets.
Relative Value. Relative value is characterized by the ability to exploit mispricings within different securities of either the same issuer or of issuers with similar fundamental characteristics. This strategy can often involve exploiting the optionality in the market for select securities, particularly for convertible bonds.
Returns are generated by being long or short the spreads of related securities and the impact of the tightening or widening of these spreads. While the strategies within the relative value style tend to be classified as arbitrage strategies, they are not necessarily market neutral, nor are they necessarily perfect or realizable arbitrage. Managers often rely on a moderate to higher level of leverage in order to profit from small pricing discrepancies.
The risks associated with relative value include liquidity risk of the leverage used in the portfolio and the fundamental illiquidity that can underlie specific markets in which the manager is invested. Managers are generally invested in equities, debt and derivative securities. These securities may be listed or over-the-counter.
Global Macro. Global macro managers attempt to profit from large directional or relative value moves in any of the major asset classes. These managers can be either systematic, applying quantitative algorithms to economic data, or fundamental, applying the manager’s judgment to whatever the manager believes is the pertinent data for the particular asset class being traded. In general, these managers benefit from large changes in the absolute or relative prices within or across asset classes. Global macro managers are largely unconstrained in terms of asset class and are potentially able to earn excess returns by correctly predicting price moves in a wide range of instruments and generally benefit from inefficiencies and price distortions that arise when more constrained investors (e.g., central banks, corporate foreign exchange hedgers, etc.) are forced to make less economically optimal trading decisions.
Most global macro managers have an expected volatility higher than those of other hedge fund styles. However, due to its strong diversification characteristics as compared to other hedge fund strategies, global macro funds can serve to protect portfolio capital during difficult market conditions.
Event-Driven. The event driven style includes managers capitalizing on opportunities in significant corporate events. Sometimes referred to as corporate lifecycle investing, these events can include a wide variety of corporate activities that are typically (though not always) centered on changes in the balance sheet, capital structure or ownership of a company. The common theme of this strategy is that the event changes the actual or perceived value of a company’s securities, creating opportunity for astute and specialized investors. Examples of such events would be: (i) mergers and acquisitions; (ii) spinoffs and/or divestitures of divisions or subsidiaries; and (iii) recapitalization or changes in balance sheet structure through actions such as: (a) increasing leverage through increased dividends, share buybacks or increased borrowings; (b) decreasing leverage through equity issuance or debt paydown; (c) entry into bankruptcy; (d) exit from bankruptcy: and (e) others.
Managed Futures. The managed futures strategy includes managers that typically attempt to profit from directional trading across the spectrum of asset classes. In general, positions are concentrated in commodities, currencies, interest rates and stock index futures. There are several different styles of trading Managed Futures. Systematic futures managers trade commodities, currencies, interest rates and stock indices through both the futures and cash markets. Their trades are based on signals generated by quantitative algorithms that are largely if not exclusively based on price data. Most systematic managers use trend-following systems that attempt to capture price momentum in these markets. Futures managers can also apply opportunistic approaches drawing on both fundamental and technical market analysis. They rely less on computer generated signals and more on their experience and trading skills. Finally, futures managers can apply a multi-strategy approach opportunistically shifting assets between various strategies based on a risk/return outlook for these strategies.
Like global macro managers, managed futures managers have an expected volatility higher than those of other hedge fund styles. Again, due to its strong diversification characteristics as compared to other hedge fund strategies, managed futures funds can serve to protect portfolio capital during difficult market conditions.
Commodity/New Alternatives. Commodity managers trade securities and derivatives in gold, soft and hard commodities, energy and power with the aim of capitalizing on volatility, strong directional moves and mean reversion tendencies in these markets. Strategies tend to be discretionary and opportunistic with an arbitrage emphasis, although the strategy segment encompasses a range of trading styles. In managing the risks associated with commodity trading, commodity managers draw on an in-depth understanding of the variety of factors that drive and impact price action, including the dynamics of physical supply and demand as well as economic, political and industry-specific conditions and policies.